ARIS
P.E.
12-31-02



2002

Annual Report



MALAN REALTY INVESTORS, INC.



March 27, 2003

Dear Shareholder:

I would like to take this opportunity to summarize 2002 results for Malan Realty Investors, as well as summarize our efforts to-date to liquidate the Company.

2002 Performance

Review of the Company's performance in 2002 is made somewhat complicated by the fact that the shareholders voted to adopt the Board of Director's recommendation to liquidate the Company. That vote occurred on August 28, 2002.

Prior to the fourth quarter 2002, Malan was reporting its financial results on a "going concern" basis according to generally accepted accounting principles (GAAP). As a result of the liquidation vote, the Company was required to adopt the "liquidation basis" of accounting. Accordingly, all activity subsequent to September 30, 2002 is reported on this basis. Therefore, the revenue data below reflects only the activity for properties that were in the portfolio for all of calendar year 2002.

A summary of the Company's 2002 operating results is below:

- Total revenues (excluding gains on property sales) were $34.34 million in 2002, compared with $34.22 million in 2001.
- The Company sold eleven of its properties with an aggregated sales price of just under $33 million.
- During the course of the Kmart bankruptcy, five stores leased by Malan to Kmart have been or will be closed. Three of these stores were in Wisconsin (Madison, Marshfield, and Milwaukee), with the remaining two in Topeka, Kansas and Forestville, Maryland. The lease on the Madison store has been assigned to Burlington Coat Factory and the Forestville property is under contract for sale.

Liquidation Activities To-Date

Since the formal authorization of the plan of liquidation, the Company has listed substantially all of its assets for sale with the brokerage firm CB Richard Ellis. CB Richard Ellis is an internationally renowned real estate company, and we are working directly with a group headquartered in Chicago that specializes in retail property dispositions.

As stated above, during the course of 2002, the Company disposed of eleven properties at a gross price just shy of $33 million. These properties represented in excess of one million square feet of Malan's gross leaseable area. These proceeds were used, in part, to retire the REMIC debt which was due last August.

In addition to closing on the sale of eleven properties, the Company also entered into three additional sales and/or option agreements in 2002. These properties have a total gross sales price of just over $10 million.

To date in 2003, Malan has entered into "letters of intent" or sales contracts on 18 additional properties. If all of these transactions are closed, gross proceeds will be over $96 million. These 18 properties represent approximately 1.6 million square feet, or 37% of the remaining Malan gross square footage. Of course, it is possible, even likely, that some of these transactions may not close. That is simply the nature of real estate transactions. However, we are confident that a substantial number of these sales will close.

Liquidation Plans Going Forward

As the Company moves through 2003, and into 2004 we anticipate closing on many of the transactions that are already under contract and/or letter of intent, as well as actively marketing the remaining properties for sale. Notwithstanding the desire to sell the properties, we are also making every effort to keep the Company's properties full and well run in order to protect the value of the underlying assets. In addition, we are aggressively dealing with environmental problems at certain properties.

We are also focused on the significant debt maturities that occur throughout the summer of this year. We are confident that the sales program in place, in conjunction with a limited amount of short-term debt, will be sufficient to meet all debt maturities.

It is not possible to precisely estimate how many additional properties will be sold in 2003. And the sales effort will continue into 2004. As Malan can only remain in liquidation in its current form through August 2004, at the latest, any assets or liabilities remaining at that time will be put into a Liquidating Trust for final disposition. We anticipate that there may be the need for the Liquidating Trust. Further, it is possible that the Company may opt to convert to a Liquidating Trust prior to August 2004. In any event, we are endeavoring to sell as many assets as possible prior to the conversion to a Liquidating Trust.

Finally, the Company has successfully put into place a severance plan to ensure that employees have a smooth transition during the liquidation of the Company.

If you have any questions regarding what the liquidation means for you and your stockholdings, please contact me at (248) 644-7110 or at the annual shareholders meeting on May 13, 2003 in Birmingham, Michigan.



JEFFREY D. LEWIS
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13092

MALAN REALTY INVESTORS, INC.
(Exact name of registrant as specified in charter)

Michigan (State or other jurisdiction of incorporation or organization)	**38-1841410** (I.R.S. Employer Identification Number)
30200 Telegraph Rd., Ste. 105 **Bingham Farms, Michigan** (Address of principal executive offices)	**48025** (Zip Code)

Registrant's telephone number, including area code:
(248) 644-7110

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.01 Per Share	New York Stock Exchange
9½% Convertible Subordinated Debentures due 2004	New York Stock Exchange

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. YES ☒ NO ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $24,618,000 (computed on the basis of $5.41 per share), which was the last sale price on the New York Stock Exchange on June 28, 2002. (For this computation, the Registrant has excluded the market value of all shares of its Common Stock reported as beneficially owned by executive officers and directors of the Registrant; such exclusion shall not be deemed to constitute admission that any such person is an "affiliate" of the Registrant.)

As of March 21, 2003, 5,121,370 shares of Common Stock, Par Value $0.01 Per Share, and $42,593,000 aggregate principal 9½% Convertible Subordinated Debentures due 2004, were outstanding.

TABLE OF CONTENTS

PART I

Item 1. Business

Malan Realty Investors, Inc. (the "Company") is a self-administered and self-managed real estate investment trust ("REIT") engaged in the ownership, management and leasing of commercial retail properties. Prior to December 2001, the Company was also engaged in acquisition, development and redevelopment of such properties. The Company's operating units are comprised of approximately 47 community shopping centers, free-standing retail stores and theater complexes. All financial results are aggregated into one operating segment since the properties have similar economic characteristics. The Company also manages properties owned by unrelated third parties on a limited basis.

The Company's major tenants include Kmart Corporation ("Kmart") and Wal-Mart Corporation ("Wal-Mart") as well as other national retailers and theater operators. In 2002, Kmart and Wal-Mart accounted for approximately 20.9% and 5.9%, respectively, of the Company's total revenues and 34.5% and 10.4%, respectively, of its gross leasable area ("GLA") at December 31, 2002. Total GLA was approximately 4.4 million square feet as of December 31, 2002.

In January 2002, Kmart filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. At that time, the Company had a total of 27 stores under lease to Kmart. As part of its program to close unprofitable stores, Kmart subsequently closed four of its stores owned by the Company, rejecting three of the leases and assuming and assigning the lease of a fourth to an independent third party. In January 2003, Kmart announced the closing of another store owned by the Company. A request by Kmart to extend the statutory period for assuming or rejecting the lease on this store is currently pending with the bankruptcy court. Kmart has stated publicly that they expect confirmation of their plan of reorganization sometime in April 2003. Prior to confirmation, Kmart could reject leases on other stores owned by the Company, but have indicated in court filings that leases of those stores that are not slated for closure will likely be assumed. As of December 31, 2002, the company has 16 stores leased to Kmart with an annual average base rent of $2.75 per square foot.

As a result of several factors, including the over-leverage of the Company's largest property, Bricktown Square, the Kmart bankruptcy and substantial debt maturities over the next several years, the Company's Board of Directors (the "Board") voted in March 2002, to recommend a plan of complete liquidation (the "Plan of Liquidation") to shareholders at the 2002 annual meeting. The Plan of Liquidation was approved in August 2002 and provides for the orderly sale of assets for cash or such other form of consideration as may be conveniently distributed to shareholders, payment of or establishing reserves for the payment of liabilities and expenses, distribution of net proceeds of the liquidation to common shareholders, and wind up of operations and dissolution of the company. The liquidation process is expected to take up to 24 months to complete, although it could take longer.

During 2002, the Company sold six properties prior to adoption of the Plan of Liquidation in connection with its previous plan to reduce outstanding debt obligations through asset sales. An additional five properties were sold subsequently in conjunction with the Plan of Liquidation. Total proceeds on 2002 property sales were $32.81 million. Through March 21, 2003, the Company had entered into contracts for the sale of four additional properties at prices totaling $12.95 million and had signed letters of intent for the sale of twelve other properties at contract prices totaling $50.45 million. The Company also has one property under an option for sale expiring November 2003 at a price of $900,000.

The Company is currently taxed as a REIT under Section 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company generally is not subject to federal income taxes to the extent it distributes at least 90% of its real estate investment trust taxable income (as defined in the Code) to its shareholders. In order to maintain its status as an REIT, the Company will be required to make a distribution of its 2002 federal taxable income to its shareholders during 2003. The distribution must be declared prior to September 15, 2003 and must be payable prior to January 1, 2004 and before any distributions of 2003 taxable income can be made. The Board intends to distribute 100% of 2002 taxable income, which management currently estimates to be approximately $3.3 million.

The Company presently has 19 full-time employees and believes that its relationship with its employees is good.

Item 2. Properties

Property	Ownership Interest (Expiration Incl. Options)	Year Developed/ Renovated	Land Area (acres)	Gross Leasable Area (GLA) (sq. ft.) (A)	Percent Leased of GLA	Anchor Tenants (Lease Expiration/ Option Expiration)
ILLINOIS(15)						
Bricktown Square, Chicago, IL	Fee	1987/1989	26.00	306,009	94%	Toys "R" Us (2013/2038) Kids "R" Us (2014/2039) Marshall's(2005/2015) Sportmart(2003/2018) Frank's Nursery(2009/2029) Capital Fitness (2017/2032)
Wal-Mart Plaza, Champaign, IL	Fee	1994	1.00	11,458	90%	Wal-Mart(B)/Sam's Club(B)
Kmart Chicago, IL	Fee	1977	8.51	96,268	100%	Kmart (2011/2061)
Wal-Mart Plaza, Decatur, IL	Fee	1992/1999	5.95	45,114	100%	Wal-Mart (B)
Fairview Heights, IL(C)	Ground Lease (2051)	1976/1992	12.65	96,268	100%	Rubloff Development (2006/2051)(D)
Kmart Franklin Park, IL	Fee	1975	9.84	96,268	100%	Kmart (2011/2061)
Wal-Mart Plaza, Jacksonville, IL	Fee	1995	6.89	52,726	84%	Wal-Mart(B)/Country Market(B)
Kmart Lansing, IL	Fee	1976/1992	10.48	96,268	100%	Kmart (2011/2061)
Kmart Loves Park, IL	Ground Lease (2026)	1971/1991	12.50	106,084	100%	Kmart (2011/2026)
Cinemark Theatre, Melrose Park, IL	Ground Lease (2048)	1973/2000	10.90	69,313	100%	Cinemark USA (2019/2034)
Tinseltown 17, North Aurora, IL	Fee	1967/1998	11.36	60,560	100%	Cinemark USA (2018/2033)
Kmart Rockford, IL	Fee	1971/1991	10.70	110,471	100%	Kmart (2011/2061)
Woodriver Plaza, Woodriver, IL	Fee	1987	19.40	147,470	100%	Wal-Mart (2007/2037)
INDIANA(8)						
Cedar Square, Crawfordsville, IN	Fee	1991/1996	11.32	25,750	65%	Wal-Mart(B)
Clifty Crossing, Columbus, IN	Fee	1989	19.90	190,919	96%	Wal-Mart (2009/2039) Jay C Foods (2009/2034)
Wal-Mart Plaza, Decatur, IN	Fee	1994/1997	5.80	36,300	94%	Wal-Mart(B)
Wal-Mart Plaza, Huntington, IN	Fee	1995	1.00	12,485	100%	Wal-Mart(B)
Broadway Center, Merrillville, IN	Fee	1974/1997	19.89	177,692	92%	Kmart (2011/2061)
Flatrock Village, Rushville, IN	Fee	1988	14.00	73,608	96%	Wal-Mart (2008/2038)
Kmart Valparaiso, IN	Ground Lease (2050)	1974/1990	9.61	93,592	100%	Kmart (2011/2050)
Cherry Tree Plaza, Washington, IN	Fee	1988	20.60	143,682	99%	Wal-Mart (2008/2038) Jay C Foods (2008/2033)
KANSAS(5)(E)						
Wal-Mart Plaza, Chanute, KS	Fee	1995	1.00	15,447	84%	Wal-Mart(B)
Wal-Mart Plaza, El Dorado, KS	Fee	1996	1.70	20,000	72%	Wal-Mart(B)
Orscheln Farm Supply, Hays, KS	Fee	1977	4.96	40,050	100%	Orscheln Farm Supply (2004/2014)
Southwind Theater, Lawrence, KS	Fee	1997	7.89	42,497	100%	Hollywood Theaters (2017/2027)
Topeka, KS	Fee	1974/2000	13.93	108,960	23%	Harbor Freight (2005/2025)
MARYLAND(1)						
Forestville, MD(C)	Fee	1979	8.00	84,180	0%	(F)

Property	Ownership Interest (Expiration Incl. Options)	Year Developed/ Renovated	Land Area (acres)	Gross Leasable Area (GLA) (sq. ft.) (A)	Percent Leased of GLA	Anchor Tenants (Lease Expiration/ Option Expiration)
MICHIGAN (7) (G)						
Wal-Mart Plaza, Benton Harbor, MI	Fee	1995	1.30	14,280	92%	Wal-Mart(B)/Lowe's(B)
Orchard-14 Shopping Center Farmington Hills, MI(C)	Fee	1973	11.49	139,670	73%	Kmart (2011/2061)
Clinton Pointe Shopping Center, Clinton Township, MI	Fee	1992	11.72	135,330	97%	Office Max (2007/2017) Sports Authority (2017/2067) Target(B)
The Shops at Fairlane Meadows, Dearborn, MI	Fee	1987	17.73	137,508	92%	Best Buy (2009/2024) Kids "R" Us (2003/2018) Target(B) Mervyn's(B)
Wal-Mart Plaza, Owosso, MI	Fee	1993/1996	10.00	62,379	76%	Wal-Mart(B)
Wal-Mart Plaza, Sturgis, MI	Fee	1994	1.00	12,000	100%	Wal-Mart(B)
Westland Shopping Center, Westland, MI	Fee	1996	6.99	85,000	78%	Dick's Sporting Goods (2011/2026)
MINNESOTA (1)						
Wal-Mart Plaza, Little Falls, MN	Fee	1996	1.00	12,456	100%	Wal-Mart(B)
MISSOURI (3)						
Kmart Cape Girardeau, MO	Fee	1974/1991	5.68	79,856	100%	Kmart (2011/2061)
Prairie View Plaza, Kansas City, MO	Ground Lease (2050)	1975/1992	3.24	104,440	100%	Kmart (2011/2050)
Kmart Plaza, Springfield, MO	Fee	1978/1991	7.41	98,878	100%	Kmart (2011/2061)
OHIO (2)						
Wal-Mart Plaza, Mansfield, OH	Fee	1993/1998	3.90	55,316	88%	Wal-Mart(B)
Shannon Station, Van Wert, OH	Fee	1989	20.20	145,607	99%	Wal-Mart (2009/2039) Roundy's (2010/2030)
WISCONSIN (7)						
Kmart Plaza, Ft. Atkinson, WI	Fee	1979	8.90	88,608	69%	Kmart (2004/2054)
Country Fair Shopping Center, Hales Corners, WI	Fee	1960/1991	10.50	152,166	94%	Kmart (2011/2061)
Kmart Plaza, Kenosha, WI	Fee	1973/1994	9.95	119,726	100%	Kmart (2011/2061)
Westland Plaza, Madison, WI	Fee	1978/1992	12.40	122,534	98%	Burlington Coat Factory (2003/2053)
Northway Mall, Marshfield, WI	Ground Lease (2022)	1978/1994	21.63	287,267	96%	JC Penney (2004/2019) Younkers (2004/2019)
Kmart Milwaukee, WI	Fee	1971	11.23	117,791	100%	Kmart (2011/2061)
Kmart Oshkosh, WI(C)	Fee	1968/1992	10.00	104,000	100%	Kmart (2003/2038)
TOTAL				4,434,251		

(A) Includes only Company owned square footage.

(B) These stores and the underlying pads are owned and managed by third parties not related to the Company.

(C) Property currently under contract for sale.

(D) Rubloff Development subleases this property to Hobby Lobby.

(E) The Company also owns approximately 4.2 acres of vacant land in Lawrence, KS.

(F) This property is currently vacant.

(G) In addition to the operating properties listed, the Company leases approximately 6,200 square feet of office space for its headquarters in Bingham Farms, Michigan.

Tenant Lease Expirations and Renewals

The following table shows tenant lease expirations for the next ten years at the Company's properties, assuming that none of the tenants exercise any of their renewal options:

Expiration Year	No. of Leases Expiring	Approximate Lease Area in Square Feet (in thousands)	Annualized Base Rent Under Expiring Leases (in thousands)	Average Base Rent Per Sq. Ft. Under Expiring Leases	Percentage of Total GLA Represented By Expiring Leases	Percentage of Total Base Rental Revenues Represented By Expiring Leases
2003	51	221	$ 1,919	$ 8.67	5.0%	7.3%
2004	80	405	2,883	7.12	9.1	11.0
2005	54	199	2,138	10.74	4.5	8.2
2006	49	257	1,556	6.06	5.8	6.0
2007	30	228	1,621	7.11	5.1	6.2
2008 - 2012	76	2,301	10,042	4.36	51.9	38.4
TOTAL	340	3,611	$20,159	$ 5.58	81.4%	77.1%

Kmart Lease Information

The following table shows information for leases with Kmart included in the above table:

Expiration Year	No. of Leases Expiring	Approximate Lease Area in Square Feet (in thousands)	Annualized Base Rent Under Expiring Leases (in thousands)	Average Base Rent Per Sq. Ft. Under Expiring Leases	Percentage of Total GLA Represented By Expiring Leases	Percentage of Total Base Rental Revenues Represented By Expiring Leases
2004	1	56	$ 166	$2.96	1.3%	0.6%
2008	1	104	161	1.55	2.3	0.6
2011	14	1,368	3,878	2.83	30.9	14.8
TOTAL	16	1,528	$4,205	$2.75	34.5%	16.0%

Item 3. Legal Proceedings

In the ordinary course of business, the Company is involved in routine litigation, none of which is expected to have a material adverse effect on the results of operations, financial position or cash flows of the Company. The Company also is currently involved in a lawsuit filed on November 13, 2000 by Anthony S. Gramer, its former President and Chief Executive Officer, seeking more than $1 million for breach of an employment agreement. In May 2001 the Circuit Court in Oakland County, Michigan granted summary disposition in favor of Gramer. The Court upheld the decision in September 2001 ruling in Gramer's favor in a lump sum amount. The Company believes that the order was entered in error and has filed an appeal with the Michigan Court of Appeals.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "MAL". As of March 21, 2003 the Company had approximately 159 shareholders of record. The following table sets forth, for the periods indicated, the high and low sales price as reported on the New York Stock Exchange, the dividends declared and paid by the Company per common share for each such period, and the income tax treatment of such distributions:

2001	High	Low	Dividends	Ordinary Taxable Dividends	Return of Capital	Capital Gain Distribution
First Quarter	$11.00	$8.90	$0.425	5.3%	44.1%	50.6%
Second Quarter	$ 9.40	$7.60	$0.250	5.3	44.1	50.6
Third Quarter	$ 9.24	$7.90	$0.250	5.3	44.1	50.6
Fourth Quarter	$ 7.97	$6.44	$0.250	5.3	44.1	50.6
			$1.175			
2002						
First Quarter	$ 6.65	$4.20	—	—	—	—
Second Quarter	$ 5.77	$3.55	—	—	—	—
Third Quarter	$ 4.80	$3.92	—	—	—	—
Fourth Quarter	$ 4.70	$3.95	—	—	—	—

The Company paid regular quarterly distributions on its Common Stock to its shareholders of $.425 per share dating from July 1, 1994 through March 31, 2001 and $.25 per share from April 1 through December 31, 2001. In March 2002, the Company announced that it was suspending regular quarterly cash distributions to shareholders in conjunction with its proposed plan of liquidation.

In order to maintain its status as an REIT, the Company will be required to make a distribution of its 2002 federal taxable income to its shareholders during 2003. The distribution must be declared prior to September 15, 2003 and must be payable prior to January 1, 2004 and before any distributions of 2003 taxable income can be made. The Board intends to distribute 100% of 2002 taxable income, which management currently estimates to be approximately $3.3 million.

The following table sets forth information about the Company's equity compensation plans.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders			
Employee	247,156	$10.942	151,760
Directors	10,000	$ 9.403	65,792
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	257,156	$ 10.88	217,552

Item 6. Selected Financial Data

The following table sets forth selected financial information for the Company on a historical basis and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto included elsewhere in this Form 10-K.

SELECTED FINANCIAL DATA
(in thousands, except per share data)

	September 30, 2002 through December 31, 2002
STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION DATA(1):	
Net Assets in liquidation, beginning of period	$31,677
Changes in net assets in liquidation	(5,247)
Net Assets in liquidation, end of period	$26,430

	January 1 through September 30,	Year Ended December 31,			
	2002	2001	2000	1999	1998
OPERATING DATA					
Revenues					
Minimum rent	$ 17,493	$ 27,167	$ 28,093	$ 29,212	$ 26,765
Percentage and overage rents	633	1,365	1,498	1,261	1,175
Recoveries from tenants	6,697	9,775	9,938	10,380	9,627
Interest and other income	175	396	657	610	309
Gain on sale of real estate		3,830	3,158	1,602	
Total revenues	24,998	42,533	43,344	43,065	37,876
Operating expenses					
Property operating and maintenance	2,061	3,116	3,044	2,945	2,719
Other operating expenses	3,151	1,840	2,021	1,740	1,606
Real estate taxes	5,446	7,982	8,081	8,282	7,811
General and administrative	2,134	2,979	2,156	2,024	2,068
Proxy contest and related costs			3,200		
Depreciation and amortization	3,668	6,440	6,368	5,994	5,309
Impairment of real estate	5,793	14,052	190		431
Total operating expenses	22,253	36,409	25,060	20,985	19,944
Operating income	2,745	6,124	18,284	22,080	17,932
Interest expense	11,467	17,650	17,719	17,550	16,770
Income (loss) from continuing operations	(8,722)	(11,526)	565	4,530	1,162
Discontinued Operations:					
Income (loss) from properties sold or held for sale	(1,498)	(821)	359	923	875
Gain on sale of properties sold	2,989				
Income (loss) from discontinued operations	1,491	(821)	359	923	875
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	(7,231)	(12,347)	924	5,453	2,037
Extraordinary item					
Loss on extinguishment of debt			(93)	(289)	(191)
Income (loss) before cumulative effect of change in accounting principle	(7,231)	(12,347)	831	5,164	1,846
Cumulative effect of change in accounting principle (2)		(450)		(522)	
Net income (loss)	$ (7,231)	$(12,797)	$ 831	$ 4,642	$ 1,846
Basic and diluted earnings (loss) per share	$ (1.41)	$ (2.49)	$ 0.16	$ 0.90	$ 0.41
Weighted-average basic shares	5,121	5,138	5,173	5,170	4,507
Weighted-average diluted shares (3)	5,126	5,138	5,180	5,170	4,524
OTHER DATA					
Cash distributions declared per basic common share	—	$ 1.175	$ 1.70	$ 1.70	$ 1.70
Total gross leasable area at period end	4,434	5,455	5,921	6,038	6,209

	December 31,				
	2002	2001	2000	1999	1998
BALANCE SHEET DATA					
Real estate held for sale	$191,802				
Real estate, before accumulated depreciation		$248,053	$265,566	$267,117	$261,783
Total assets	207,946	225,326	243,983	253,480	256,837
Mortgage indebtedness	91,330	120,390	125,011	126,601	122,279
Convertible debentures	42,593	42,743	42,743	42,743	44,925
Convertible notes	27,000	27,000	27,000	27,000	27,000
Net assets in liquidation	26,430				
Shareholders' equity		19,915	39,084	47,141	51,237

(1) As a result of the shareholder approval of the Plan of Liquidation, the liquidation basis of accounting and financial statement presentation has been adopted beginning September 30, 2002.

(2) In 2001, the Company changed its method of accounting for derivative financial instruments in accordance with SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." See Note 10 in the accompanying financial statements. In 1999, the Company changed its method of accounting for percentage rental revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

(3) In accordance with Statement of Financial Accounting Standards, No. 128, "Earnings per Share", conversion of all of the debt securities would be antidilutive and as such are not included in the weighted average diluted shares reported above.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion should be read in conjunction with the "Selected Financial Data" and the Company's consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K. In August 2002, the Company's shareholders approved a complete plan of liquidation of the Company (See "Plan of Liquidation" below). As a result, the Company adopted the liquidation basis of accounting for a periods beginning after September 30, 2002. Accordingly, the Company ceased to record revenues and expenses after that date, and reports only the changes in Net Assets in Liquidation for the periods thereafter.

Changes in Net Assets in Liquidation

September 30, 2002 to December 31, 2002

Net Assets in Liquidation decreased $5.247 million from September 30, 2002 to December 31, 2002. Operating income including income from properties and interest expense on corporate and property specific debt was $1.317 million during the period. The fair value of real estate decreased $6.304 million due to changes in anticipated proceeds from future property sales based on current trends in the retail real estate market. The Company realized a net loss of $185,000 on the sale of five properties during the period. The reserve for estimated liquidation costs increased $75,000 primarily from changes in assumptions in personnel costs and professional fees.

Results of Operations

Comparison of the Period January 1 through September 30, 2002 to the Year Ended December 31, 2001

The following discussion of results of operations from January 1 through September 30, 2002 compared to the year ended December 31, 2001 do not contain comparable periods; however such comparison is provided to present a discussion of general trends in the operating results of the Company.

Total revenues from continuing operations decreased approximately $17.535 million from 2001. Minimum rents decreased approximately $9.674 million due to the sale of 13 properties executed between July 2001 and September 2002 offset by rents received on the re-lease of a vacant space at Bricktown Square, Chicago, Illinois and the reclassification of revenue from assets held for sale as required under Statement of Financial Accounting Standards (SFAS) No. 144 to discontinued operations, as discussed below. Percentage rents decreased $732,000 and recoveries from tenants decreased $3.078 million, also as a result of the property sales. A gain on the sale of real estate of $3.830 million was recorded for the year ended December 2001.

Total operating expenses from continuing operations decreased approximately $14.156 million from December 31, 2001 to September 30, 2002. Other operating expenses increased approximately $1.311 million due to a provision for environmental investigation and remediation costs at several properties. Property operating and maintenance and real estate taxes decreased $1.055 million and $2.536 million, respectively, due to the sale of properties offset by an increase in taxes due to taxes assumed by the Company on leases rejected by Kmart Corporation in bankruptcy. Impairment of real estate decreased $8.259 million.

Under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which was adopted by the Company January 1, 2002, all dispositions of properties and the results of operations of assets held for sale will be reported as discontinued operations in the period in which they occur and prior periods will be restated to conform with the current presentation for comparison purposes. Income from discontinued operations increased $2.312 million primarily from the gain on the sale of properties offset by an increase in a provision for environmental costs recorded in September 2002 of $3.1 million. Also included in discontinued operations for the nine months ended September 30, 2002 is an impairment of real estate in accordance with SFAS No. 144 of $114,000 reducing the carrying value of Emporia, Kansas based on a contract for sale of the property.

Interest expense (including related amortization of deferred financing costs) decreased approximately $6.183 million primarily due to the partial pay-down and refinance of the balance of the Securitized Mortgage

Loan, the payoff of a line of credit in November 2001 and the reclassification of interest paid on a loan secured by Lawrence, Kansas to discontinued operations.

The cumulative effect of a change in accounting principle under SFAS No. 133 was a reduction in net income of $450,000 as of January 1, 2001.

Overall, net loss decreased $5.566 million in the period ended 2002 primarily as a result of a decrease in impairment of real estate and interest expense offset by an increase in environmental investigation and remediation costs.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

The total gross leasable area ("GLA") of the Company decreased from approximately 5.921 million square feet at December 31, 2000 to approximately 5.455 million square feet at December 31, 2001 due to the sale of properties in 2001. The percentage of GLA leased at December 31, 2001 remained at 94% compared to December 31, 2000. Total revenue from continuing operations decreased $811,000 from 2000. Minimum rents and recoveries from tenants decreased $1.089 million primarily due to the closure of a theater tenant at Bricktown Square and the sale of six properties in 2001. Percentage and overage rents decreased $133,000 due to the receipt in 2000 of a one-time settlement of percentage rents offset by an overall increase in 2001 percentage rents from the Company's anchor tenants. Interest and other income decreased $261,000 primarily due to non-recurring lease termination income from tenants recognized in 2000. Net gains on the sale of real estate increased $672,000 in 2001.

Total operating expenses from continuing operations increased $11.349 million in 2001. Property operating and maintenance expense increased $72,000 primarily due to the higher cost of snow removal and overall increases in utilities and insurance offset by decreases due to properties sold. Other operating expenses decreased $181,000 in 2001 primarily due to a state tax refund received in 2001 and a decrease in bad debt expense from 2000. Nonrecurring expenses included $3.2 million incurred in 2000 relating to a proxy contest and related expenses. Impairment of real estate increased approximately $13.862 million in 2001 due to a reduction in the carrying value in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 of the Company's interests in twenty-seven assets. Under SFAS No. 121, aggregate impairment losses cannot be reduced by unrealized appreciation of other properties. General and administrative expenses increased $823,000 primarily due to (1) legal fees related to tenancy issues at Bricktown Square and ongoing litigation and (2) professional fees related to the development of and execution of the Company's strategic plan.

Under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which was adopted by the Company January 1, 2002, all dispositions of properties and the results of operations of assets held for sale will be reported as discontinued operations in the period in which they occur and prior periods will be restated to conform with the current presentation for comparison purposes. Income from discontinued operations decreased $1.180 million due to an impairment of real estate on four assets.

Interest expense (including related amortization of deferred financing costs) decreased approximately $69,050 primarily due to a reduction in amortization of rate cap costs as a result of the adoption of SFAS No. 133, which addresses accounting for derivative instruments and hedging activities, and lower interest rates on the Company's variable rate financing offset by an increase in amortization of deferred financing costs on new financing. The cumulative effect of a change in accounting principle under SFAS No. 133 was a reduction in net income of $450,000 as of January 1, 2001.

On a same-store basis, property-operating revenues, consisting of minimum and percentage rents and recoveries from tenants decreased approximately $377,000 from 2000 to 2001 due to an overall increase in tenant vacancies. Same-store property operating expenses, consisting of property operating and maintenance and real estate taxes increased approximately $283,000 as a result of increased snowplowing and increases in real estate taxes at several properties. Overall property net operating income decreased approximately $660,000 on a same-store basis from 2000.

Overall, net income decreased $13.628 million resulting primarily from charges for impairment of real estate and the cumulative effect of a change in accounting principle and a decrease in rents due to a closure of a theater tenant and sales of properties offset by a decrease in costs related to a proxy contest and related expenses and an increase in net gains on sale of real estate.

Critical Accounting Policies

As a result of the adoption of the Plan of Liquidation and its approval by the Company's shareholders, the Company adopted the liquidation basis of accounting for all periods beginning after September 30, 2002. On September 30, 2002, in accordance with the liquidation basis of accounting, assets were adjusted to estimated net realizable value and liabilities were adjusted to estimated settlement amounts, including estimated costs associated with carrying out the liquidation. The valuation of real estate held for sale is based on current contracts, estimates and other indications of sales value net of estimated selling costs. Actual values realized for assets and settlement of liabilities may differ materially from the amounts estimated. Due to the uncertainty in timing of anticipated sales of property, no provision has been made for estimated future cash flows from property operations.

Under the liquidation basis of accounting, the Company is required to estimate and record the costs associated with executing the Plan of Liquidation as a liability. These amounts can vary significantly due to, among other things, the timing and realized proceeds from property sales, the costs of retaining personnel, the costs of insurance, the timing and amounts associated with discharging known and contingent liabilities and the costs associated with cessation of the Company's operations. These costs are estimates and are expected to be paid out over the liquidation period.

Liquidity and Capital Resources

Prior to approval by its shareholders in August 2002 of the Plan of Liquidation, cash flow from operations was the principal source of capital to fund the Company's ongoing operations. Efforts to increase cash flow over the past twelve months for repayment and retirement of impending debt maturities have centered on disposition of assets and refinancing of unencumbered properties.

The Company anticipates that its cash flow from operations and sales of property will be sufficient to fund its cash needs for payment of expenses during the liquidation period, capital expenditures, recurring debt service payments and repayment of debt maturities. Because of differences between the timing of property sales and the maturity of certain debt obligations coming due in 2003, the Company may need to refinance some properties and/or request extensions of existing financing agreements or obtain back-up financing arrangements in order to meet debt maturities (see *"Financings"* below).

The Company does not intend to make liquidating distributions to shareholders until all of its debts have been provided for unless required to do so in order to maintain its status as a real estate investment trust (REIT). To maintain its REIT status the Company will be required to make a distribution of its 2002 federal taxable income to its shareholders. The distribution must be declared prior to September 15, 2003 and must be payable prior to January 1, 2004 and before any distributions of 2003 taxable income can be made. The Company's Board of Directors intends to distribute 100% of 2002 taxable income, which management currently estimates to be approximately $3.3 million.

Developments and Redevelopments

Consistent with the Plan of Liquidation discussed below, the Company does not anticipate any further new developments or redevelopments.

Capital Expenditures

The Company incurs capital expenditures in the ordinary course of business in order to maintain its properties. Such capital expenditures typically include roof, parking lot and other structural repairs, some of which are reimbursed by tenants. For the year ended December 31, 2002, the Company incurred $202,000 of capital expenditures, which were funded out of reserves required under the Company's collateralized mortgages and operating cash flow. Approximately $964,000 is anticipated to be incurred in 2003 for capital expenditures, also to be funded from similar sources.

In order to procure new tenants or renegotiate expiring leases with current tenants, the Company will provide inducements such as building allowances or space improvements and will pay leasing commissions to outside brokers in accordance with prevailing market conditions. The total cost of these expenditures in 2002 was $748,000. Anticipated costs for 2003 are estimated to be approximately $225,000. These expenditures are generally funded by operating cash flows.

Sources of Capital

The Company anticipates that its cash flow from operations will be sufficient to fund its cash needs for payment of operating expenses and anticipated capital expenditures. However, the Company has substantial debt obligations maturing over the next eighteen months, which will require refinancing or sale of assets to satisfy (See *"Financings"* below).

The Company has in place a Stock Repurchase Plan for up to 500,000 shares of its Common Stock, such purchases to be made in the open market, with the timing dependent upon market conditions, pending corporate events and availability of funds. There were no repurchases during the twelve months ended December 31, 2002.

The Company has outstanding as of December 31, 2002 $42.593 million of 9.5% Convertible Debentures ("Debentures") which are convertible into shares of Common Stock at a price of $17 per share. In January 2002, Moody's Investor Services, Inc. downgraded its rating of the Debentures from B3 to CAA and simultaneously withdrew its rating. The Debentures are due July 2004. The Company has in place a plan to repurchase and retire up to $15 million aggregate principal of Debentures. Through December 31, 2002, the Company had repurchased $11.957 million of Debentures under the plan. During the twelve months ended December 31, 2002 the Company repurchased $150,000 aggregate principal of Debentures. The Company may make additional purchases in the future consistent with the Plan of Liquidation as funds become available.

The Company sold the following properties in 2002 (in thousands):

Date	Property	Location	Gross Leasable Area (Sq. Ft.)	Contract Price		Net Proceeds after Debt Repayment
5/31/02	Kmart Plaza	Janesville, WI	104		$ 1,300	$ 1,141
7/16/02	Pine Ridge Plaza	Lawrence, KS	250		13,850	3,153
8/8/02	Sherwood Plaza	Springfield, IL	124	$5,700		
8/8/02	South City Center	Wichita, KS	130	4,000		
8/8/02	Kmart	Salina, KS	87	2,300		
8/8/02	Kmart	Jefferson City, MO	124	2,800	14,800	13,600
12/24/02	Vacant Building	Lincoln, IL	40	$1,220		
12/24/02	ACE Hardware	Arkansas City, KS	40	295		
12/24/02	Big Lots	Emporia, KS	40	525		
12/24/02	ACE Hardware	Garden City, KS	40	420		
12/24/02	Vacant Building	Independence, KS	40	400	2,860	2,596
Total:			1,019		$32,810	$20,490

Net cash generated from the sales was used for general working capital purposes and to pay down the outstanding balances on the Company's debt obligations.

As of March 21, 2003, the following properties were under contract for sale:

Property	Location	Contract Price (in thousands)
Orchard-14 Shopping Center	Farmington Hills, MI	$ 6,200
Former Kmart	Forestville, MD	2,900
Hobby Lobby	Fairview Heights, IL	2,300
Kmart	Oshkosh, WI	1,550
Total:		$12,950

The Company also has four signed letters of intent for the sale of twelve additional properties for a total price of $50.45 million as of that date.

Financings

In September 2002 the Company reached an agreement to extend and modify its line of credit with Bank One. This agreement extends the maturity date to October 25, 2003, eliminates certain loan covenants and reduces the principal amount to approximately $1.8 million, which is the total face value of two separate standby letters of credit issued by the bank. The agreement also includes a reduction in the available borrowing by the same amount until the letters of credit are discharged.

In January 2002 the Company received $1.9 million on its loan with Oaktree CF Lender, L.L.C., an affiliate of Cohen Financial, bringing the then outstanding loan balance to approximately $9.5 million. The loan was repaid in full in July 2002 in conjunction with the sale of Pine Ridge Plaza Shopping Center in Lawrence, Kansas which served as collateral for the loan.

The Company previously had a loan with the City of Chicago, Illinois (the "UDAG Loan") collateralized by a junior mortgage on Bricktown Square in Chicago. In November 2002, the City Council of Chicago approved a settlement agreement with the Company in full and complete satisfaction of the UDAG Loan. Terms of the agreement included a payment of $1.0 million, which was subsequently made by the Company, and a provision to ensure that any subsequent transfer of the property by the Company would not be exempt from the City's municipal transfer tax. The UDAG Loan had a balance of approximately $7.8 million prior to settlement.

At December 31, 2002, the Company had outstanding $27 million aggregate principal of 8.5% Convertible Notes (the "Notes") which are collateralized by Bricktown Square and are due in July 2003. The Notes are convertible into shares of common stock at a price of $17 per share. The Company anticipates repaying the Notes out of proceeds from the sales of or refinance of the property and several other properties and available cash reserves.

In August 2002 the Company satisfied a $58 million Securitized Mortgage Loan out of proceeds of the sale of properties and three separate refinancings. Details of the new loans are as follows:

Lender	Collateral	Recourse (R) Non-Recourse (N)	Term	Interest Rate	Maturity Date	Principal Amount
Cohen Financial	5 Kmart anchored shopping centers	R	12 months	LIBOR+ 3.5% (7% floor)	9/03	$ 9,100
Salomon Bros. Realty Corp.	4 Wal-Mart anchored shopping centers; Clinton Pointe Shopping Center	N (1)	6 months w/6 mo. extension provision	LIBOR+ 2.5%	2/03 (3)	$23,000
JDI Loans LLC	8 Kmart anchored shopping centers — Columbus, IN Fairview Heights, IL	R	12 months	Prime+ 7.25% (11% floor, 13% cap)	8/03	$13,500 (2)

(1) Contains customary carve-out provisions that are recourse to the Company including fraud, misappropriation and misapplication of funds

(2) A $750,000 principal payment was made on this loan in August 2002

(3) The extension provision was utilized in February 2003 and the loan is now due in August 2003

Approximate scheduled principal payments on all of the Company's debt obligation for the years subsequent to December 31, 2002 are as follows (in thousands):

2003	$ 72,486
2004	43,274
2005	744
2006	3,694
2007	17,008
2008 and thereafter	23,717
Total	$160,923

The Company intends to satisfy its debt maturing in 2003 primarily through proceeds of property sales (see *"Sources of Capital"* above). In the event that such sales fail to materialize or close prior to the due dates of the loans, the Company intends to obtain back-up financing through the refinance of certain properties sufficient to retire the existing debt or through the extension of existing facilities. The Company is currently in negotiation with several lenders regarding these arrangements and anticipates obtaining financing commitments within the next 30 to 60 days.

Several of the Company's properties are encumbered by property specific loans, which contain restrictions on prepayment and/or substantial prepayment penalties. The Company intends to sell such properties subject to the underlying debt and obtain lender consent for assignment of the debt. On those properties that are encumbered by loans that do not contain such restrictive provisions or in which prepayment penalties are insignificant or insubstantial, the Company intends to utilize proceeds from the sale of the property to retire such debt.

Certain of the Company's debt obligations contain cross-default and cross-acceleration provisions.

Litigation

In September 2001, the Circuit Court in Oakland County, Michigan affirmed its previous decision granting summary disposition in favor of Anthony S. Gramer, the former president and CEO of the Company, in litigation brought by Gramer seeking more than $1 million for breach of an employment agreement. The

Company believes that the order was entered in error and has filed an appeal with the Michigan Court of Appeals.

Gramer contends that he is entitled under his agreements with the Company to both change in control payments and termination payments through December 2003, in a lump sum. The Company has not recorded a liability related to this lawsuit and intends to vigorously pursue all available avenues open in the litigation because the Company strongly believes that it has met all obligations under the employment agreement.

In October 2001, the Company posted a bond totaling approximately $1.573 million with the court representing maximum potential damages and anticipated interest should the Company be unsuccessful in its appeal. Requirements of the bond include an irrevocable letter of credit in the total amount of the bond. Terms of the letter of credit issued by Bank One included a reduction in the available borrowing on the Company's line of credit in the principal amount of the letter.

Kmart Bankruptcy

In January 2002, the Company's major tenant, Kmart Corporation ("Kmart"), filed a voluntary petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. As part of its plan of reorganization, Kmart closed four of its stores owned by the Company in May 2002 and subsequently rejected the leases on three of these stores and assigned the lease on its store in Madison, Wisconsin to Burlington Coat Factory. Total revenues from leases that were rejected by Kmart for these stores, which are located in Forestville, Maryland, Marshfield, Wisconsin and Topeka, Kansas, are approximately $1.1 million annually.

Two of these properties have other in-line tenants that may be adversely affected by the closures. In January 2003, Kmart announced its intention to close an additional store located in Milwaukee, Wisconsin. Kmart has neither rejected nor assumed the lease on that store, which provides approximately $400,000 in annual revenues.

The Company has listed all its properties for sale including these affected by the lease rejections and currently has a contract for the sale of Forestville, Maryland. The Company is also attempting to re-lease the vacant Kmart spaces in Marshfield, Wisconsin and Topeka, Kansas. In addition, under the bankruptcy laws, a landlord is entitled to rejection damages within certain limitations. While the actual effect on future cash flows resulting from the store closures and lease rejections cannot be determined at this time, the Company anticipates that its cash flows will be materially affected by the revenues lost from the rejected leases over the short term and possibly longer.

Environmental Issues

Prospective buyers of the Company's properties have raised environmental questions on certain properties during the due diligence period of purchase contracts. The issues generally involve residual contamination from (1) underground storage tanks removed from the properties a number of years ago or (2) solvents used by dry cleaner tenants. The Company is in the process, with assistance from its environmental consultants, of assessing the extent of contamination, the potential costs of any required remediation, and the viability of indemnification from third parties. While its assessment is still in the testing stages and is ongoing, evidence of contamination requiring remediation at certain properties has been discovered. The Company estimates that the total costs related to investigation, assessment, review of these issues and remediation of known contamination could be up to $3.1 million or more. The Company has recorded a liability of this amount at December 31, 2002 related to these costs.

Plan Of Liquidation

In March 2002, the Company's Board of Directors voted to recommend a plan of complete liquidation of the Company (the "Plan of Liquidation") to shareholders at the 2002 annual meeting. The Plan of Liquidation was approved in August 2002 and provides for the orderly sale of assets for cash or such other form of consideration as may be conveniently distributed to shareholders, payment of or establishing reserves for the payment of liabilities and expenses, distribution of net proceeds of the liquidation to common shareholders, and wind up of operations and dissolution of the company. The liquidation process is expected to take up to 24 months to complete, although it could take longer. To assist in disposing its assets under the Plan of Liquidation, the Company hired CB Richard Ellis, Inc., a leading national real estate brokerage firm, under an exclusive sales listing agreement in October 2002, for the sale of substantially all of its real estate assets.

As a result of the approval of the Plan of Liquidation by the Company's shareholders, the Company adopted the liquidation basis of accounting for all periods beginning after September 30, 2002. On September 30, 2002, in accordance with the liquidation basis of accounting, assets were adjusted to estimated net realizable value and liabilities were adjusted to estimated settlement amounts, including estimated costs associated with carrying out the liquidation. The valuation of real estate held for sale is based on current contracts, estimates and other indications of sales value net of estimated selling costs. Actual values realized for assets and settlement of liabilities may differ materially from the amounts estimated.

Under the liquidation basis of accounting, the Company is required to estimate and record the costs associated with executing the plan of liquidation as a liability. These amounts can vary significantly due to, among other things, the timing and realized proceeds from property sales, the costs of retaining personnel, the costs of insurance, the timing and amounts associated with discharging known and contingent liabilities and the costs associated with cessation of the Company's operations. These costs are estimates and are expected to be paid out over the liquidation period.

The following table reflects the composition of the Company's Reserve for Estimated Liquidation Costs beginning September 30, 2002, subsequent payments and adjustments, and the balance at December 31, 2002:

	Balance at September 30, 2002	Payments	Adjustments	Balance at December 31, 2002
Severance, Retention and Bonus	$1,810	$ (27)	$ (35)	$1,748
Payroll and Personnel Costs	2,790	(209)	406	2,987
Provision for State Taxes	606	(73)	164	697
Professional Fees	1,380	(697)	563	1,246
Office and Administrative Expenses	921	(78)	61	904
Total	$7,507	$(1,084)	$1,159	$7,582

The Company estimates that shareholders will receive liquidating distributions ranging from $4.75 per share to $6.50 per share although they could receive less than this.

In conjunction with the Plan of Liquidation, the Board of Directors approved a severance and retention bonus plan (the "Severance Plan") for its employees in July 2002. The Severance Plan became effective upon approval of the Plan of Liquidation by the shareholders in August 2002. With the exception of the chief executive officer and chief financial officer (both of whom have employment agreements), and employees working at the Northway Mall in Marshfield, Wisconsin, each regular employee whose employment is involuntarily terminated pursuant to the plan of liquidation will be eligible to participate in the Severance Plan unless the employee is terminated for cause.

The Severance Plan divides eligible employees into two classes of participants: non-retained participants and retained participants. Upon the satisfaction of certain conditions described in the Severance Plan, the Company will pay over 36 months to each participant the lesser of 1) nine months of the participant's current annualized salary, or 2) the greater of a) two weeks of the participant's current annualized salary for each consecutive six-month period in which the participant has worked full time for the Company from the last date of hire until (i) the date of termination for non-retained participants or (ii) the date the participant was classified as a retained participant (the "Classification Date"); or b) six weeks of the participant's current annualized base salary.

Additionally, under the Severance Plan retained participants will be entitled to receive a retention bonus over 36 months equal to the lesser of: 1) twelve months of the retained participant's annualized salary as of the Classification Date, or 2) the greater of (A) four months of the retained participant's annualized salary as of the Classification Date, or (B) 5% of the retained participant's annualized base salary as of the Classification

Date for each full month the retained participant remains employed by the Company following such date. In February 2003, the Company determined the Classification Date to be September 1, 2003.

Employment Contract

In July 2002, the Company entered into an employment contract with its chief financial officer, Elliott J. Broderick through September 30, 2003, extendable at the Company's option for an additional twelve months. Pursuant to the agreement, Mr. Broderick received a signing/retention bonus of $285,000, will receive a guaranteed base salary during the term of the contract and is eligible to receive 1) a performance bonus up to 50% of base salary 2) an incentive option bonus of up to 50% of base salary, 3) a retention bonus of 5% of base salary for each month employed after shareholder approval of a plan of liquidation and 4) severance pay equal to the greater of $100,000 or the remaining balance due under the contract at the time of separation.

In the employment agreement, Mr. Broderick has relinquished all claims to any lifetime health benefits that may have arisen in connection with the change of control of the Company's Board of Directors at its 2000 annual meeting. As a result, in July 2002 the Company eliminated a previously accrued liability in the amount of $374,000 recorded on the balance sheet for these potential benefits.

Safe Harbor Statement

Each of the above statements regarding anticipated operating results are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes the statements and projections are based upon reasonable assumptions, actual results may differ from those projected.

Key factors that could cause actual results to differ materially include uncertainties regarding the length of time required to sell the Company's properties and execute the Plan of Liquidation and expenses incurred during the liquidation period, the Company's ability to retire or refinance its indebtedness as it comes due, the Company's success in selling assets, and the changing market conditions affecting the sales price of its properties, the disproportionate effect of changes in proceeds from property sales on liquidating distributions due to the Company's capital structure, economic downturns, leasing activities, the outcome of the litigation filed by the Company's former President, bankruptcies and other financial difficulties of tenants, including the ultimate disposition of lease agreements with Kmart, the cost of addressing environmental concerns, unforeseen contingent liabilities, and other risks associated with the commercial real estate business, and as detailed in Management's Discussion and Analysis of financial conditions and results of operations.

Inflation

The Company's long-term leases contain provisions to mitigate the adverse impact of inflation on its results from operations. Such provisions include clauses entitling the Company to receive (i) scheduled base rent increases and (ii) percentage rents based upon tenants' gross sales, which generally increase as prices rise. In addition, many of the Company's non-anchor leases are for terms of less than ten years, which permits the Company to seek increases in rents upon re-rental at the then current market rates if rents provided in the expiring leases are below then existing market rates. Most of the Company's leases require tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

Item 7a. Quantitative and Qualitative Disclosure about Market Risk.

The Company has exposure to interest rate risk on its debt obligations and interest rate instruments. Based on the Company's outstanding variable rate debt at December 31, 2002, a one percent increase or decrease in interest rates would decrease or increase, respectively, the Company earnings and cash flows by approximately $449,000 on an annualized basis.

Item 8. Consolidated Financial Statements and Supplementary Data

INDEX

Schedules other than the ones above are omitted because they are not applicable, not required, or the information required to be set forth therein is included in the consolidated financial statements or the notes thereto.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Malan Realty Investors, Inc.

We have audited the accompanying consolidated balance sheet of Malan Realty Investors, Inc. and its subsidiaries (the "Company") as of December 31, 2001, the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year then ended and the consolidated statements of operations, shareholders' equity and cash flows for the period from January 1, 2002 through September 30, 2002. In addition, we have audited the consolidated statement of net assets in liquidation as of December 31, 2002 and the related consolidated statement of changes in net assets in liquidation for the period from September 30, 2002 through December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the consolidated financial statements, the shareholders of the Company approved a Plan of Liquidation and as a result, the Company has changed its basis of accounting to the liquidation basis effective September 30, 2002. Also, as discussed in Note 10 to the consolidated financial statements, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Malan Realty Investors, Inc. and its subsidiaries as of December 31, 2001, the consolidated results of its operations and cash flows for the year then ended and for the period from January 1, 2002 through September 30, 2002, in conformity with accounting principles generally accepted in the United States of America and its consolidated statement of net assets in liquidation as of December 31, 2002 and the changes in consolidated net assets in liquidation for the period from September 30, 2002 through December 31, 2002, applied on the basis described in the preceding paragraph.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 7, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholders of Malan Realty Investors, Inc.

We have audited the accompanying consolidated statements of operations, shareholders' equity, cash flows and consolidated financial statement schedule listed at Item 8 of Malan Realty Investors, Inc. and Subsidiaries (the "Corporation") for the year ended December 31, 2000. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conduced our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Malan Realty Investors, Inc. for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such information relating to the year ended December 31, 2000 in the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Detroit, Michigan
January 31, 2001

MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF NET ASSETS IN LIQUIDATION
(Liquidation Basis)
(in thousands)

	December 31, 2002
ASSETS	
Real estate held for sale	$191,802
Cash and cash equivalents	10,008
Restricted cash — mortgage escrow deposits	1,753
Accounts receivable	3,761
Other assets	622
Total Assets	$207,946
LIABILITIES	
Mortgages	$ 91,330
Convertible debentures	42,593
Convertible notes	27,000
Accounts payable and other	13,011
Reserve for estimated liquidation costs	7,582
Total Liabilities	181,516
Net Assets in Liquidation	$ 26,430

See Notes to Consolidated Financial Statements

MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(Going Concern Basis)
(in thousands, except share data)

	December 31, 2001
ASSETS:	
Real Estate (Notes 2 and 8):	
Land	$ 28,277
Buildings and improvements	219,776
Total	248,053
Less: accumulated depreciation	(36,570)
Total	211,483
Other Assets:	
Accounts receivable (net of allowance of $386)	4,275
Deferred financing and other	5,427
Cash and cash equivalents	1,649
Restricted cash — mortgage escrow deposits	2,492
Total Assets	$225,326
LIABILITIES:	
Mortgages (Note 2)	$120,390
Convertible debentures (Note 2)	42,743
Convertible notes (Note 2)	27,000
Accounts payable and other	2,844
Accrued distributions payable	1,280
Accrued property taxes	6,965
Accrued interest payable	4,189
Total liabilities	205,411
Commitments and Contingencies (Note 5)	
Shareholders' Equity (Note 3)	
Common stock ($.01 par value, 30 million shares authorized, 5,121,370 shares issued and outstanding as of December 21, 2001)	51
Additional paid in capital	73,751
Accumulated distributions in excess of net income	(53,887)
Total shareholders' equity	19,915
Total Liabilities and Shareholders' Equity	$225,326

See Notes to Consolidated Financial Statements

MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION

(Liquidation Basis)

(in thousands)

	Period September 30 through December 31, 2002
Net Assets in Liquidation as of September 30, 2002	$31,677
Operating Income	1,317
Changes in net assets in liquidation:	
Decrease in fair value of real estate	(6,304)
Realized loss on sales of property	(185)
Increase in reserve for estimated liquidation costs	(75)
Net Assets in Liquidation as of December 31, 2002	$26,430

See Notes to Consolidated Financial Statements

MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Going Concern Basis)
(in thousands, except share and per share amounts)

	Period from January 1 through September 30, 2002	Years Ended December 31, 2001	2000
REVENUES			
Minimum rent (Note 5)	$17,493	$ 27,167	$28,093
Percentage and overage rents (Note 10)	633	1,365	1,498
Recoveries from tenants	6,697	9,775	9,938
Interest and other income	175	396	657
Gain on sale of real estate		3,830	3,158
Total Revenues	24,998	42,533	43,344
EXPENSES			
Property operating and maintenance	2,061	3,116	3,044
Other operating expenses	3,151	1,840	2,021
Real estate taxes	5,446	7,982	8,081
General and administrative	2,134	2,979	2,156
Proxy contest and related costs			3,200
Depreciation and amortization	3,668	6,440	6,368
Impairment of real estate (Note 9)	5,793	14,052	190
Total Operating Expenses	22,253	36,409	25,060
Operating income	2,745	6,124	18,284
Interest expense	11,467	17,650	17,719
Income (loss) from continuing operations	(8,722)	(11,526)	565
Discontinued Operations:			
Income (loss) from properties sold or held for sale	(1,498)	(821)	359
Gain on sale of properties sold	2,989		
Income (loss) from discontinued operations	1,491	(821)	359
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	(7,231)	(12,347)	924
Extraordinary Item:			
Loss on extinguishment of debt			(93)
Income (loss) before cumulative effect of change in accounting principle	(7,231)	(12,347)	831
Cumulative Effect of Change in Accounting Principle (Note 10)		(450)	
Net Income (Loss)	$(7,231)	$(12,797)	$ 831
Basic and diluted earnings per share: (Note 11)			
Earnings (loss) from continuing operations	$ (1.70)	$ (2.24)	$ 0.11
Earnings (loss) from discontinued operations	0.29	(0.16)	0.07
Extraordinary item			(0.02)
Cumulative effect of change in accounting principle		(0.09)	
Earnings (loss) per share	$ (1.41)	$ (2.49)	$ 0.16

See Notes to Consolidated Financial Statements

MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Going Concern Basis)
(in thousands, except per share data)

	Par Value	Additional Paid-in Capital	Accumulated Distributions in Excess of Net Income	Total Shareholders' Equity
Balance, January 1, 2000	$52	$74,169	$(27,080)	$ 47,141
Directors compensation paid in stock		24		24
Repurchase of common stock		(115)		(115)
Distributions — $1.70 per share			(8,797)	(8,797)
Net income			831	831
Balance, December 31, 2000	52	74,078	(35,046)	39,084
Stock grant paid to officer		70		70
Repurchase of common stock	(1)	(397)		(398)
Distributions — $1.175 per share			(6,044)	(6,044)
Net loss			(12,797)	(12,797)
Balance, December 31, 2001	51	73,751	(53,887)	19,915
Net loss			(7,231)	$ (7,231)
Balance, September 30, 2002	$51	$73,751	$(61,118)	$ 12,684

See Notes to Consolidated Financial Statements

MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Going Concern Basis)
(in thousands)

	Period from January 1 through September 30, 2002	Years Ended December 31, 2001	Years Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	$ (7,231)	$(12,797)	$ 831
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Depreciation and amortization	4,618	6,808	6,795
Amortization of deferred financing costs	1,369	1,600	1,673
Officer compensation issued in stock		70	
Directors compensation issued in stock			24
Net gains on sales of real estate	(2,989)	(3,830)	(3,158)
Impairment of real estate	6,697	15,266	190
Loss on extinguishment of debt			93
Cumulative effect of change in accounting principle		450	
Change in operating assets and liabilities that provided (used) cash:			
Accounts receivable and other assets	(2,073)	(4,286)	(1,379)
Accounts payable, deferred income and other accrued liabilities	901	6,052	148
Total adjustments	8,523	22,130	4,386
Net cash flows provided by operating activities	1,292	9,333	5,217
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate developed, acquired or improved	(594)	(7,711)	(2,406)
Additions to leasehold improvements and equipment	(12)	(59)	(38)
Decrease (increase) in restricted cash	1,129	(391)	286
Proceeds from sales of real estate	27,990	12,036	6,531
Net cash flows provided by investing activities	28,513	3,875	4,373
CASH FLOWS FROM FINANCING ACTIVITIES:			
Draws on lines of credit	900	5,500	5,500
Repayment of lines of credit	(900)	(17,195)	(5,000)
Principal payments on mortgages	(66,682)	(545)	(2,090)
Debt extinguishment costs			(34)
Net proceeds from mortgages	45,600	7,618	
Distributions to shareholders	(1,280)	(6,963)	(8,795)
Debt issuance costs	(2,135)	(397)	(92)
Repurchases of common stock		(398)	(115)
Net cash flows used for financing activities	(24,497)	(12,380)	(10,626)
Net increase (decrease) in cash and cash equivalents	5,308	828	(1,036)
Cash and cash equivalents at beginning of period	1,649	821	1,857
Cash and cash equivalents at end of period	$ 6,957	$ 1,649	$ 821
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid for interest during the period	$ 11,918	$ 15,713	$ 16,201

See Notes to Consolidated Financial Statements

MALAN REALTY INVESTORS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2002, 2001 and 2000

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company has historically been engaged in the ownership, management, leasing, acquisition, development and redevelopment of shopping centers and entertainment facilities and leases space to tenants pursuant to lease agreements. The lease agreements provide for terms ranging from one to 25 years and, in some cases, for annual rentals, which are subject to upward adjustment based on operating expense levels and sales volume.

In March 2002, the Company's Board of Directors voted to recommend a plan of complete liquidation (the "Plan of Liquidation") to shareholders at the 2002 annual meeting. The Plan of Liquidation was approved in August 2002 and provides for the orderly sale of assets for cash or such other form of consideration as may be conveniently distributed to shareholders, payment of or establishing reserves for the payment of liabilities and expenses, distribution of net proceeds of the liquidation to common shareholders, and wind up of operations and dissolution of the company. The liquidation process is expected to take up to 24 months to complete, although it could take longer.

Liquidation Basis of Accounting

As a result of the adoption of the Plan of Liquidation and its approval by the Company's shareholders, the Company adopted the liquidation basis of accounting for all periods beginning after September 30, 2002. On September 30, 2002, in accordance with the liquidation basis of accounting, assets were adjusted to estimated net realizable value and liabilities were adjusted to estimated settlement amounts, including estimated costs associated with carrying out the liquidation. The valuation of real estate held for sale is based on current contracts, estimates and other indications of sales value net of estimated selling costs. Actual values realized for assets and settlement of liabilities may differ materially from the amounts estimated. Due to the uncertainty in timing of anticipated sales of property, no provision has been made for estimated future cash flows from property operations.

Basis of Combination and Principles of Consolidation

The accompanying consolidated financial statements include the activity of the Company and its wholly owned subsidiaries, Malan Mortgagor, Inc., Malan Meadows, Inc., Malan Revolver, Inc., Malan Aurora Corp., Malan Pine Ridge LLC , Malan Midwest, LLC, Malan Standby LLC, Malan WSC, LLC, and Malan KMSC, LLC. All significant inter-company balances and transactions have been eliminated.

Reclassifications

Certain reclassifications have been made to prior years financial statements presented on a going concern basis, in order to conform to the presentation for the period through September 30, 2002.

Real Estate

Prior to the adoption of the liquidation basis of accounting, real estate was stated at cost or, in the case of real estate which management believed was impaired, at the lower fair value of such properties. Additions, renovations and improvements were capitalized. The Company reviewed real estate for impairment whenever events or changes in circumstances indicated that an asset's book value exceeded the undiscounted expected future cash flows to be derived from that asset. Whenever undiscounted expected future cash flows were less than the book value, the asset was reduced to a value equal to the net present value of the expected future cash flows and an impairment loss was recognized. Accordingly, during 2002, the Company recorded a non-cash charge of $6.697 million for impairment of certain real estate properties. The impairment charge was based upon a comprehensive review of all of the Company's properties, taking into account the Company's intention to have shareholders vote to approve the Plan of Liquidation, the Company's implementation of several steps in contemplation of a liquidation, a significantly shortened holding period for the properties, and current market conditions. As such, the carrying values of certain properties were written down to the Company's estimates of fair value. Fair value was based on recent offers, or other estimates of fair value, such as estimated discounted future cash flow.

Maintenance and repairs, which did not extend asset lives, were expensed as incurred. Depreciation was computed using the straight-line method over estimated useful lives ranging 10 to 40 years for improvements, and 40 years for buildings.

Under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which was adopted by the Company January 1, 2002, all dispositions of properties and the results of operations of assets held for sale will be reported as discontinued operations in the period in which they occur and prior periods are restated to conform with the current presentation for comparison purposes.

Prior to the adoption of the liquidation basis of accounting, real estate assets that were under contract were adjusted to their estimated net realizable value and classified as real estate held for sale.

Fair Value of Financial Instruments

The Company's financial instruments include short-term investments and mortgage loans payable. The fair values of the short-term investments were not materially different from their carrying or contract values due to the short term nature of these financial instruments. See Note 6 for the fair values of the mortgage loans payable.

Deferred Financing and Other

Consists primarily of deferred financing costs and lease procurement costs. Deferred financing costs at December 31, 2001 of $12,243,000 are amortized on a straight-line basis over the terms of the applicable debt agreements. Accumulated amortization of deferred financing costs at December 31, 2001 was $10,300,000.

Lease procurement costs of $5,912,000 at December 31, 2001, consists of direct leasing costs, tenant allowances and tenant improvements and are amortized on a straight line basis over the terms of the applicable tenant lease. Accumulated amortization of lease procurement costs at December 31, 2001 was $1,903,000, and amortization expense for the period ended September 30, 2002 and the twelve months ended December 31, 2001 and 2000 was $489,000, $775,000 and $536,000, respectively.

Under the liquidation basis of accounting these costs are given no value as of December 31, 2002.

Revenue Recognition

Minimum rents are recognized on a straight-line basis over the terms of the leases. The Company records percentage rental revenue when lessees' specified sale targets are achieved. Recoveries from tenants are recognized as revenue in the period that applicable costs are chargeable to tenants.

Income Taxes

The Company has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company generally will not be subject to federal income taxation at the corporate level to the extent it distributes annually at least 90% (95% prior to 2001) of its real estate investment trust taxable income, as defined in the Code, to its shareholders and satisfies certain other requirements. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

Distributions

Distributions of $1.175 per common share were declared for the year ended December 31, 2001, of which $.52 represents a return of capital for federal income tax purposes. There were no distributions paid to shareholders during 2002.

In order to maintain its status as an REIT, the Company will be required to make a distribution of its 2002 federal taxable income to its shareholders during 2003. The distribution must be declared prior to September 15, 2003 and must be payable prior to January 1, 2004 and before any distributions of 2003 taxable income can be made. The Board intends to distribute 100% of 2002 taxable income, which management currently estimates to be approximately $3.3 million.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in banks and certificates of deposit with maturities of three months or less at the date of purchase.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information

The Company's operating units are comprised of approximately 58 commercial retail properties (of which eleven were disposed of in 2002). All financial results are aggregated into one operating segment since the properties have similar economic characteristics.

2. MORTGAGES, DEBENTURES AND NOTES

The following tables set forth certain information regarding the Company's debt:

	Collateral	Recourse(R) Nonrecourse(N) (1)	Interest Rate	Maturity Date	Balance December 31, 2002	Balance December 31, 2001
Mortgages						
Salomon Bros. Realty Corp.	4 Wal-Mart anchored shopping centers, Clinton Pointe Shopping Center	N	LIBOR + 250 Basis Points	8/2003(4)	$23,000	—
JDI Loans LLC	8 Kmart anchored shopping centers, Columbus, IN Fairview Heights, IL	R	Prime + 7.25% (11% floor 13% cap)	8/2003	12,750	—
Cohen Financial	5 Kmart anchored shopping centers	R	LIBOR + 350 Basis Points, Floor of 7%	9/2003	9,100	—
US Bank (formerly Firstar Bank)	Lawrence, KS-Southwind Theater	R	7.49%	2/2006	3,404	3,512
Daiwa Finance Corp.	The Shops at Fairlane Meadows	N	8.18%	2/2007	12,123	12,278
Wells Fargo Bank	Westland Shopping Ctr.	N	8.02%	11/2007	5,598	5,667
Bank of America, USA	North Aurora, N IL,-Tinseltown Theater	N	8.7%	11/2009	5,371	5,410
Wells Fargo Bank (formerly Bloomfield Acceptance Company)	13 Retail Properties	N	7.55%	6/2028(3)	19,984	20,203
Cohen Financial	Lawrence, KS Pine Ridge Plaza	N	LIBOR + 400 Basis Points, Floor of 8%	6/2002	—	7,618
Securitized Mortgage Loan	23 Retail Properties	N	7.59%(2)	8/2002	—	57,875
UDAG Loan	Bricktown Square	N	5% Increasing to 9%	3/2023(5)	—	7,827
Total Mortgages					$91,330	$120,390
Convertible Debentures	Unsecured		9.5%	7/2004	$42,593	$ 42,743
Convertible Notes	Bricktown Square(6)	R	8.5%	7/2003	$27,000	$ 27,000

(1) Nonrecourse loans may contain customary carve-out provisions that are recourse to the Company, including fraud, misappropriation and misapplication of funds.

(2) Overall blended rate. Loan was satisfied August 2002.

(3) Loan is a 30-year loan expiring June 11, 2008. The loan is pre-payable at the end of 15 years, or June 11, 2013. Subsequent to that date, all cash flow from the property is excess of operating expenses is to be applied against accrued interest and principal with the balance of the loan due no later than June 11, 2028.

(4) The original due date of the loan was February 2003. A provision to extend the loan for an additional 6 months was exercised in 2003.

(5) Contains customary carve-out provisions that are recourse to the Company, including fraud, misappropriation and misapplication of funds.

In September 2002 the Company reached an agreement to extend and modify its line of credit with Bank One. This agreement extends the maturity date to October 25, 2003, eliminates certain loan covenants and reduces the principal amount to approximately $1.8 million, which is the total face value of two separate standby letters of credit issued by the bank. The agreement also includes a reduction in the available borrowing by the same amount until the letters of credit are discharged.

In January 2002 the Company received $1.9 million on its loan with Oaktree CF Lender, L.L.C., an affiliate of Cohen Financial, bringing the then outstanding loan balance to approximately $9.5 million. The loan was repaid in full in July 2002 in conjunction with the sale of Pine Ridge Plaza Shopping Center in Lawrence, Kansas, which served as collateral for the loan.

In August 2002 the Company satisfied its $58 million Securitized Mortgage Loan out of proceeds of the sale of properties and three separate refinancings. Details of the new loans with Cohen Financial, Salomon Bros. Realty Corp., and JDI Loans LLC are detailed in the table above.

The Company had a loan with the City of Chicago (the "UDAG Loan"), collateralized by a junior mortgage on Bricktown Square in Chicago, Illinois. In November 2002, the City Council of Chicago approved a settlement agreement with the Company in full and complete satisfaction of the UDAG Loan. Terms of the agreement included a payment of $1.0 million by the Company and a provision to ensure that any subsequent transfer of the property by the Company would not be exempt from the City's municipal transfer tax.

At December 31, 2002, the Company has outstanding $27 million aggregate principal of 8.5% Convertible Notes (the "Notes") which are convertible into shares of common stock at a price of $17 per share. The notes are collateralized by a first mortgage on Bricktown Square and are due in July 2003. The Company anticipates repaying the Notes out of proceeds from the sale of or the refinance of the property and several other properties and available cash reserves.

The Company has Convertible Debentures (the "Debentures"), which are convertible into shares of Common Stock at a price of $17 per share. The Debentures are unsecured general obligations of the Company due July 15, 2004. In January 2002, Moody's Investors Services, Inc. downgraded its rating of the Debentures from B3 to CAA and simultaneously withdrew its rating. The Debentures are redeemable by the Company at par.

The Company has in place a plan to repurchase and retire up to $15 million aggregate principal of Debentures. The Company repurchased $150,000 aggregate principal of Debentures in 2002. Approximately $11.957 million principal of Debentures has been repurchased under the plan.

The Company intends to satisfy its debt maturing in 2003 primarily through proceeds of property sales. In the event that such sales fail to materialize or close prior to the due dates of the loans, the Company intends to obtain back-up financing through the refinance of certain properties sufficient to retire the existing debt or through the extension of existing facilities. The Company is currently in negotiation with several lenders regarding these arrangements and anticipates obtaining financing commitments within the next 30 to 60 days.

Several of the Company's properties are encumbered by property specific loans, which contain restrictions on prepayment and/or substantial prepayment penalties. The Company intends to sell such properties subject to the underlying debt and obtain lender consent for assignment of the debt. On those properties that are encumbered by loans that do not contain such restrictive provisions or in which prepayment penalties are insignificant or insubstantial, the Company intends to utilize proceeds from the sale of the property to retire such debt.

Interest capitalized as part of the cost of redevelopment projects totaled $1,000, $84,000 and $32,000 in 2002, 2001 and 2000, respectively.

Approximate scheduled principal payments for the years subsequent to December 31, 2002 are as follows (in thousands):

2003	$ 72,486
2004	43,274
2005	744
2006	3,694
2007	17,008
2008 and thereafter	23,717
Total	$160,923

Certain of the Company's debt obligations contain cross-default and cross-acceleration provisions.

3. STOCK OPTION AND COMPENSATION PLANS

Employee Option Plan

The Company has a stock option plan (the "Employee Option Plan") to enable its employees to participate in the ownership of the Company. Under the Employee Option Plan, executive officers and employees of the Company may be granted options to acquire shares of Common Stock of the Company ("Options"). The Employee Option Plan is administered by the Compensation Committee of the Board of Directors (the "Board"), which is authorized to select the executive officers and other employees to whom Options are to be granted. No member of the Compensation Committee is eligible to participate in the Employee Option Plan. The aggregate number of shares of Common Stock that may be issued upon the exercise of all Options is 400,000 shares.

The exercise price of each Option granted is equal to the fair market value of the underlying shares on the date of grant. With the exception of those granted on the date of the Company's initial public offering, which vested over a three-year period at the rate of 33⅓% per year, Options vest over a five-year period at the rate of 20% per year, beginning on the first anniversary of the date of grant and are exercisable until the tenth anniversary of the date of grant. All options that were granted but not vested at the time the current board was elected in May 2000 became 100% vested at that time.

Directors Option Plan

The Company has a stock option plan for non-employee directors (the "Directors Option Plan"). Under the Directors Option Plan, following each Annual Meeting of the Board each non-employee Director is automatically granted an option to purchase 1,000 shares of Common Stock.

All Options granted under the Directors Option Plan will have an exercise price equal to the fair market value of the underlying shares on the date of the grant. Each Option granted will vest immediately upon grant but will not become exercisable by the Director until six months following the date of grant. Options granted to a Director will remain exercisable until the tenth anniversary of the date of grant, or if earlier, until one year after the Director ceases to be a member of the Board for any reason. The aggregate number of shares that may be issued under the Directors Option Plan is 80,000 shares.

The following table summarizes the activity for the Company's Stock Option Plans:

	Employee Option Plan			Directors Option Plan		
	Shares Subject to Option	Exercise Price Per Share	Weighted Avg. Exercise Price	Shares Subject to Option	Exercise Price Per Share	Weighted Avg. Exercise Price
Balance, January 1, 2000	308,916	$13.375-$17.00	$15.383	17,792	$14.375-$17.688	$15.994
Options Granted 2000	53,000	$13.438-$13.375	$13.438	3,000	$13.375	$13.375
Options Forfeited 2000	(127,900)	$17.00				
Balance, December 31, 2000	234,016	$13.375-$17.00	$14.903	20,792	$13.375-$17.688	$15.529
Options Granted 2001	100,000	$7.04	$ 7.04	5,000	$8.80	$ 8.80
Options Forfeited 2001	(2,710)	$13.375-$17.00	$ 14.09	(17,792)	$13.375-$17.688	$ 15.99
Balance, December 31, 2001	331,306	$13.375-$17.00	$ 12.54	8,000	$8.80-$13.875	$ 10.70
Options Granted 2002	20,000	$3.60	$ 3.60	2,000	$4.20	$ 4.20
Options Forfeited 2002	(104,150)	$13.375-$17.00	$ 15.27			
Balance, December 2002	247,156	$3.60-$17.00	$10.942	10,000	$4.20-$13.875	$ 9.403
Options Exercisable at December 31, 2002	119,556		$13.630	10,000		$ 9.403

The Company has elected to report compensation by applying the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and therefore has recorded no charge to income for stock options. The effect on the Company's net income and earnings per share for 2001 and 2000 would have been immaterial had the Company recognized compensation expense using the Black-Scholes option pricing model utilizing the following values and weighted-average assumptions:

	2001	2000
Option value	$ .27	$ .01
Dividend yield	14.2%	12.7%
Expected volatility	1%	8%
Risk-free interest rate	6%	6%
Expected lives (in years)	10	10

The outstanding stock options at December 31, 2002 have a weighted average contractual life of 6.68 years.

Stock Compensation Plan

In order to provide an opportunity for Board members to increase their ownership, the Company has a stock compensation plan for non-employee directors (the "Stock Compensation Plan"). Under the Stock Compensation Plan, each non-employee Director may make an election by June 30 of each year to receive all or a portion of the Director's compensation for the following calendar year in the form of Common Stock of the Company in lieu of cash. Once made, the election is irrevocable for the following year's compensation.

The number of shares of Common Stock to be paid to a Director instead of cash compensation will be determined based on the closing price of the Common Stock on the New York Stock Exchange on the day before the compensation is earned by the Director (i.e., the day before a Board meeting). A maximum of 100,000 shares may be issued under the Stock Compensation Plan. During 2002 and 2001 there were no shares issued. During 2000, a total of 1,816 shares, were issued under the plan reflecting compensation of $24,000.

401(K) Plan

The Company has a 401(k) retirement plan (the "401(k) Plan") covering all of its employees. Under the 401(k) plan, participants are able to defer, until termination of employment with the Company, up to 20% of their annual compensation. The Company intends to match a portion of the participant's contributions in an amount to be determined each year by the Board. In 2002, 2001 and 2000 the Company matched $51,000, $46,000 and $47,000, respectively.

4. STOCK REPURCHASE PLAN

The Company has in place a Stock Repurchase Plan for up to 500,000 shares of its Common Stock, such purchases to be made in the open market, with the timing dependent upon market conditions, pending corporate events and availability of funds. During the twelve months ended December 31, 2002, the Company did not repurchase any shares.

5. COMMITMENTS AND CONTINGENCIES

Credit Risk

Revenues derived from the Company's major tenant, Kmart, amounted to 20.9%, and 27.7% of total revenues for the years ended December 31, 2002 and 2001, respectively. Amounts billed and owing from the major tenant were $246,000 and $99,000 at December 31, 2002 and 2001, respectively. In addition, at December 31, 2002, Kmart was responsible for $2.201 million in real estate taxes assessed in 2001 payable in 2002.

Environmental Issues

Prospective buyers of the Company's properties have raised environmental questions on certain properties during the due diligence period of purchase contracts. The issues generally involve residual contamination from (1) underground storage tanks removed from the properties a number of years ago or (2) solvents used by dry cleaner tenants. The Company is in the process, with assistance from its environmental consultants, of assessing the extent of contamination, the potential costs of any required remediation, and the viability of indemnification from third parties. While its assessment is still in the testing stages and is ongoing, evidence of contamination requiring remediation at certain properties has been discovered. The Company estimates that the total costs related to investigation, assessment, review of these issues and remediation of known contamination could be up to $3.1 million or more. The Company has recorded a liability of this amount at December 31, 2002 related to these costs.

In connection with the mortgage agreement with Bank of America, collateralized by the Tinseltown Theater in North Aurora, Illinois, the Company has a standby letter of credit agreement with Bank One in the amount of $250,000. The letter of credit serves as additional collateral to guarantee performance of certain environmental remediation of the property, which is the responsibility of a former tenant.

Future Obligations

Approximate future minimum rent under operating leases, in which the Company is the lessor, for the years subsequent to December 31, 2002, assuming no new or renegotiated leases or option extensions, are as follows (in thousands):

2003	$ 22,787
2004	20,742
2005	18,424
2006	16,620
2007	15,047
2008 and thereafter	63,016
Total	$156,636

Approximate future minimum rental payments under the terms of all non-cancelable operating leases in which the Company is the lessee, principally for ground leases and office rent, subsequent to December 31, 2002, are as follows (in thousands):

2003	$ 481
2004	444
2005	332
2006	298
2007	247
2008 and thereafter	6,822
Total	$8,624

Rent expense for operating leases for the period ended September 30, 2002 and the years ended December 31, 2001 and 2000 was $361,000, $476,000 and $488,000, respectively.

Litigation

In May 2001 the Circuit Court in Oakland County, Michigan granted summary disposition in favor of Anthony S. Gramer, Malan's former president and CEO, in litigation brought by Gramer seeking more than $1 million for breach of an employment agreement. The Court upheld the decision in September 2001 ruling in Gramer's favor in a lump sum amount. The Company believes that the order was entered in error and has filed an appeal with the Michigan Court of Appeals.

Gramer contends that he is entitled under his agreements with the Company to both change in control payments and termination payments through December 2003, in a lump sum. The Company has not recorded a liability related to this lawsuit and intends to vigorously pursue all available avenues open in the litigation because the Company strongly believes that it has met all obligations under the employment agreement.

In October 2001, the Company posted a bond totaling approximately $1.573 million with the court representing maximum potential damages and anticipated interest should the Company be unsuccessful in its appeal. Requirements of the bond include an irrevocable letter of credit in the total amount of the bond. Terms of the letter of credit, which was issued by Bank One, included a reduction in the available borrowing on the Company's line of credit in the principal amount of the letter.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair value was determined using available market information and appropriate valuation methodologies.

Cash and Cash Equivalents

The carrying amount for cash and cash equivalents approximates fair value due to the short maturity of these instruments.

Mortgages

The fair value of the mortgages is based on the present value of contractual cash flows limited by the value of the underlying collateral and is as follows at December 31 (in thousands):

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
UDAG Loan		—	$ 7,827	—
Securitized Mortgage Loan	—	—	57,875	$ 57,875
Daiwa Finance Corp	$12,123	$12,123	12,278	12,278
Wells Fargo Bank (formerly Bloomfield Acceptance Company)	19,984	19,984	20,203	20,203
Wells Fargo Bank	5,598	5,598	5,667	5,667
Bank of America	5,371	5,371	5,410	5,410
US Bank (formerly Firstar Bank)	3,404	3,404	3,512	3,512
Cohen Financial	9,100	9,100	7,618	7,618
Salomon Bros. Realty	23,000	23,000	—	—
JDI Loans LLC	12,750	12,750	—	—
TOTAL	$91,330	$91,330	$120,390	$112,563

Convertible Debentures and Convertible Notes

The fair value of the Convertible Debentures is based on par value at December 31, 2002 and the traded value at the close of business at year-end at December 31, 2001. The carrying value and the estimated fair value of the Debentures was $42.593 million at December 31, 2002 and $42.743 million and $38.469 million, respectively, at December 31, 2001. Management believes that the carrying value of the Convertible Notes as of December 31, 2002 and 2001 approximates the fair value.

The fair value estimates presented herein are based on information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such financial instruments have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

7. SIGNIFICANT NONCASH TRANSACTIONS

Significant non-cash transactions for the three years ended December 31, 2002 are as follows:

	2002	2001	2000
		(in thousands)	
Distributions declared not yet paid	—	$1,280	$2,199

8. PROPERTY ACQUISITIONS AND DISPOSITIONS

During the three years ended December 31, 2002, the Company acquired and disposed of the following properties:

Acquisition Date	Property	Location	Gross Leasable Area (sq. ft.)	Capitalized Costs
			(in thousands)	
2/24/2000	Ground Lease Interest	Topeka, KS	—	$ 544
Disposition Date				**Net Proceeds**
6/29/00	Levitz Furniture	Manchester, MO	117	$ 1,500
5/8/01	Standard Supply	Liberal, KS	40	418
6/8/01	Kmart Plaza	Green Bay, WI	119	3,108
7/26/01	Kmart Plaza	Madison, WI	106	1,597
7/26/01	Kmart Plaza	New Lenox, IL	89	4,979
11/5/01	Vacant Building	Great Bend, KS	56	259
11/15/01	Kmart Plaza	Stevens Point, WI	109	1,296
11/26/01	Outlot	North Aurora, IL	5	379
5/31/02	Kmart Plaza	Janesville, WI	104	1,141
7/16/02	Pine Ridge Plaza	Lawrence, KS	250	3,153
8/8/02	Sherwood Plaza	Springfield, IL	124	
8/8/02	South City Center	Wichita, KS	130	
8/8/02	Kmart	Salina, KS	87	
8/8/02	Kmart	Jefferson City, MO	124	13,600
12/24/02	Vacant Building	Lincoln, IL	40	
12/24/02	ACE Hardware	Arkansas, KS	40	
12/24/02	Big Logs	Emporia, KS	40	
12/24/02	ACE Hardware	Garden City, KS	40	
12/24/02	Vacant Building	Independence, KS	40	2,596

As of March 21, 2003, the following properties were under contract for sale:

Property	Location	Contract Price
		(in thousands)
Orchard-14 Shopping Center	Farmington Hills, MI	$ 6,200
Former Kmart	Forestville, MD	2,900
Hobby Lobby	Fairview Heights, IL	2,300
Kmart	Oshkosh, WI	1,550
Total:		$12,950

9. IMPAIRMENT OF REAL ESTATE

During the period ended September 30, 2002, the Company recorded an impairment of real estate in accordance with SFAS No. 144 of $6.697 million, reducing the carrying value of several properties. The impairment is based on management's conclusion that the cost basis of these assets will not be recovered over their intended holding periods through cash flows associated with future operations or sale. The conclusions regarding valuation are reflective of recent information provided in sales agreements, sales contract negotiations and actual or anticipated changes in tenancy including three leases rejected in bankruptcy by Kmart Corporation and anticipated closure of a store leased to Wal-Mart Corporation in Columbus, IN.

In 2001, the Company recorded an impairment of real estate under SFAS No. 121 totaling of $15.266 million related to a reduction in the carrying value of 27 properties. An impairment of real estate totaling $190,000 related to one property was recorded in 2000. Under SFAS No. 121 and 144, aggregate impairment losses are not reduced by unrealized appreciation of other assets.

In accordance with the liquidation basis of accounting adopted September 30, 2002 assets are adjusted to estimated net realizable value subsequent to adoption.

10. CHANGES IN ACCOUNTING METHOD

In August 2001, the Financial Accounting Standards Board approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." The Statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. As individual properties will qualify as components under the provisions of SFAS No. 144, the Company presents the operations of all properties sold or classified as held for sale after December 31, 2001 through September 30, 2002 as discontinued operations. In addition, operations for such properties for all prior periods presented will be reclassified to discontinued operations. As of the adoption of the Plan of Liquidation on September 30, 2002 the provisions of SFAS 144 will no longer apply to the Company.

On January 1, 2001 the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The Company's derivatives consist of interest rate cap agreements which the Company purchased to reduce its exposure to increase in rates on its floating rate debt. The cumulative effect of the adjustment as of January 1, 2001 was a reduction in net income of $450,000.

11. EARNINGS PER SHARE

Earnings per share ("EPS") data were computed as follows (in thousands except per share amounts):

	For the Period January 1 through September 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Income (loss) from continuing operations	$(8,722)	$(11,526)	$ 565
Income (loss) from discontinued operations	1,491	(821)	359
Net income (loss) before extraordinary item and cumulative effect of change in accounting principle	$(7,231)	$(12,347)	$ 924
Extraordinary item: Loss of extinguishment of debt			(93)
Net income (loss) before cumulative effect of change in accounting principle	(7,231)	(12,347)	831
Cumulative effect of change in account principle		(450)	
Net income (loss)	$(7,231)	$(12,797)	$ 831
Weighted Average Shares Outstanding			
Basic	5,121	5,138	5,173
Net options issuable upon exercise of dilutive options	5		
Shares issuable under employment agreement			7
Shares applicable to diluted earnings	5,126	5,138	5,180
Basis and Diluted EPS:			
Earnings (loss) from continuing operations	$ (1.70)	$ (2.24)	$ 0.11
Earnings (loss) from discontinued operations	.29	(0.16)	0.07
Extraordinary item			(0.02)
Cumulative effect of change in accounting principle		(0.09)	
Earnings (loss) per share	$ (1.41)	$ (2.49)	$ 0.16

Diluted EPS reflects the potential dilution of securities that could share in the earnings but does not include shares issuable upon conversion of securities that would have an antidilutive effect on earnings per share.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the three-month periods indicated are as follows.

	First Quarter	Second Quarter	Third Quarter	(1)
2002				
Revenues(4)	$ 8,698	$ 8,367	$ 8,063	
Revenues as reported	$10,029	$ 8,595	$ 8,019	
Net income (loss)	$(1,295)	$(4,623)	$(1,311)	
Basic and diluted earnings (loss) per share	$ (.25)	$ (.90)	$ (.26)	

	First Quarter	Second Quarter (2)	Third Quarter	Fourth Quarter (3)
2001				
Revenues(4)	$ 9,341	$ 9,377	$11,275	$ 8,465
Revenues as reported	$10,569	$10,643	$12,565	$ 10,114
Income (loss) before extraordinary item and cumulative effect of change in accounting principle	$ 324	$(3,138)	$ 2,138	$(11,671)
Income (loss) before cumulative effect of change in accounting principle	$ 324	$(3,138)	$ 2,138	$(11,671)
Net income (loss)	$ (126)	$(3,138)	$ 2,138	$(11,671)
Basic and diluted earnings (loss) per share before cumulative effect of change in accounting principle	$ .06	$ (.61)	$ .42	$ (2.28)
Basic and diluted earnings (loss) per share	$ (.02)	$ (.61)	$ .42	$ (2.28)

(1) On September 30, 2002 the Company changed to the liquidation basis of accounting.

(2) Second quarter 2001 results are impacted by a $3.59 million impairment of real estate due to the reduction of the Company's carrying value of Bricktown Square in Chicago, Illinois and Stevens Point, Wisconsin.

(3) Fourth Quarter 2001 results are impacted by an $11.447 million impairment of real estate due to the reduction of carrying value of 25 properties.

(4) Revenue have been restated to conform with FAS 144 which requires operations for properties sold or held for sale to be reclassified to discontinued operations.

REPORT OF INDEPENDENT ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and
Shareholders of Malan Realty Investors, Inc:

Our audit of the consolidated financial statements referred to in our report dated March 7, 2003 appearing in the 2002 Annual Report to Shareholders of Malan Realty Investors Inc. and subsidiaries, (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement Schedule II — Valuation and Qualifying Accounts and Reserves for the year ended December 31, 2001 on page 42 of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 7, 2003

MALAN REALTY INVESTORS, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(in thousands)

	Balance at Beginning of Year	Charged to Expense	Deductions	Balance at End of Year
Year ended December 31, 2000				
Allowance of uncollectible accounts	$156	525	176	$505
Year ended December 31, 2001				
Allowance of uncollectible accounts	$505	385	504	$386

See Notes to Combined Financial Statements

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information called for by this Item 10 is incorporated herein by reference to the information included under the captions "Election of Directors" and "Management" in the Company's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders (the "Proxy Statement").

Item 11. Executive Compensation

The information called for by this Item 11 is incorporated herein by referenced to the information included in the Proxy Statement under the caption "Executive Compensation" and "Management — Compensation of Directors".

Item 12. Security Ownership of Beneficial Owners and Management and Related Stockholder Matters

The information called for by this Item 12 is incorporated herein by reference to the information included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement. See item 5 (Market for Registrant's Common Equity and Related Stockholder Matters) for information about our equity compensation plans.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, the Company conducted an evaluation of its disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within 90 days of the filing date of this report. Based on such evaluation, the Company's principal executive officer and principal accounting officer have concluded that the Company's disclosure controls and procedures are effective.

There have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced above.

PART IV

Item 15. Exhibits, Consolidated Financial Statement Schedules, and Reports on Form 8-K

A. The following documents are filed as part of this report:

(a)(1) Consolidated Financial Statements:

See Index to Consolidated Financial Statements and Supplementary Data on page 18 of this Annual Report on Form 10-K.

(a)(2) Consolidated Financial Statement Schedules:

See Index to Consolidated Financial Statements and Supplementary Data on page 18 of this Annual Report on Form 10-K.

(a)(3) Exhibits:

The following exhibits listed on the attached Exhibit Index are included as part of this Annual Report on Form 10-K as required by Item 601 of Regulation S-K

(b) Reports on Form 8-K:

No reports on Form 8-K were filed during the quarter ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MALAN REALTY INVESTORS, INC.

By: /s/ JEFFREY D. LEWIS
Jeffrey D. Lewis
Chief Executive Officer

Date: March 27, 2003

Pursuant to the requirements of the Securities Exchange act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEFFREY D. LEWIS Jeffrey D. Lewis	Chief Executive Officer and Director	March 27, 2003
/s/ ELLIOTT J. BRODERICK Elliott J. Broderick	Chief Financial Officer (principle accounting officer)	March 27, 2003
* Paul Gray	Director	March 27, 2003
* Jill Holup	Director	March 27, 2003
* John Kramer	Director	March 27, 2003
* Edward J. Russell III	Director	March 27, 2003

*By: /s/ JEFFREY D. LEWIS
Jeffrey D. Lewis, as attorney-in-fact

CERTIFICATIONS

I, JEFFREY D. LEWIS, certify that:

1. I have reviewed this annual report on Form 10-K of Malan Realty Investors, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ JEFFREY D. LEWIS

Jeffrey D. Lewis
Chief Executive Officer

Date: March 27, 2003

CERTIFICATIONS

I, ELLIOTT J. BRODERICK, certify that:

1. I have reviewed this annual report on Form 10-K of Malan Realty Investors, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ ELLIOTT J. BRODERICK

Elliott J. Broderick
Chief Financial Officer
(principal accounting officer)

Date: March 27, 2003

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Investor Information

Board of Directors

Paul Gray — Chairman, Executive Vice President, Kensington Investment Group
Jill Holup, Partner, John McStay Investment Management
John Kramer, President, Kensington Investment Group
Jeffrey D. Lewis, Chief Executive Officer and President, Malan Realty Investors, Inc.
Edward J. Russell, President, Russell Development

Officers

Jeffrey D. Lewis, Chief Executive Officer and President
Elliott J. Broderick, Chief Financial Officer, Secretary and Treasurer
Alan K. Warnke, Vice President

Corporate Office

Malan Realty Investors, Inc.,
30200 Telegraph Road, Suite 105
Bingham Farms, MI 48025
Telephone: 248.644.7110
Fax: 248.644.7880
Email: Malan@malanreit.com
Website: www.malanreit.com

Auditors

PricewaterhouseCoopers LLP
One North Wacker
Chicago, IL 60606

Registrar & Transfer Agent

American Stock Transfer
59 Maiden Lane
New York, NY 10038
Telephone: 800.937.5449

Common Stock Listing

New York Stock Exchange Symbol: MAL

Counsel

Foley & Lardner
One IBM Plaza
330 North Wabash Avenue, Suite 3300
Chicago, IL 60611



MALAN REALTY INVESTORS, INC.

30200 Telegraph Road, Suite 105

Bingham Farms, MI 48025

Telephone (248) 644-7110 • Fax (248) 644-7880

malan@malanreit.com